UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santander

Santander

BR GAAP - RESULTS

3Q14 BR GAAP – EARNINGS RELEASE

November 4th, 2014

CONTENTS

CONTENTS

MANAGERIAL ANALYSIS OF RESULTS – BR GAAP

KEY CONSOLIDATED DATA	03
MACROECONOMIC ENVIRONMENT	04
sTRATEGY	05
recent AND SUBSEQUENT EVENTS	06
EXECUTIVE SUMMARY	08
SANTANDER BRASIL RESULTS
MANAGERIAL INCOME STATEMENT	9
BALANCE SHEET	13
OUr shares	21
Ratings	22
Risk Management AND CORPORATE GOVERNANCE	23
ADDITIONAL information - balance sheet and MANAGERIAL financial Statements	26
ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION	29

KEY CONSOLIDATED DATA

KEY CONSOLIDATED DATA

The table below shows the managerial results. The reconciliation with the accounting results is shown on pages 29 and 30.

MANAGERIAL¹ ANALYSIS - BR GAAP	9M14	9M13	Var.	3Q14	2Q14	Var.
			9M14x9M13			3Q14x2Q14

RESULTS (R$ million)
Net interest income	20,667	22,617	-8.6%	6,980	6,686	4.4%
Fee and commission income	8,081	7,828	3.2%	2,765	2,683	3.1%
Allowance for loan losses	(7,263)	(9,272)	-21.7%	(2,466)	(2,451)	0.6%
General Expenses²	(12,309)	(11,984)	2.7%	(4,303)	(4,032)	6.7%
Managerial net profit³	4,328	4,335	-0.2%	1,464	1,437	1.9%
Accounting net profit	1,583	1,607	-1.5%	537	528	1.8%

BALANCE SHEET (R$ million)
Total assets	514,938	465,408	10.6%	514,938	494,200	4.2%
Securities	102,175	71,610	42.7%	102,175	103,862	-1.6%
Loan portfolio	234,516	222,071	5.6%	234,516	226,299	3.6%
Individuals	76,683	73,560	4.2%	76,683	75,679	1.3%
Consumer finance	36,530	36,747	-0.6%	36,530	36,851	-0.9%
Small and Medium Enterprises	31,024	34,398	-9.8%	31,024	31,264	-0.8%
Corporate	90,279	77,367	16.7%	90,279	82,506	9.4%
Expanded Credit Portfolio[4]	293,138	272,802	7.5%	293,138	279,722	4.8%
Funding from Clients[5]	243,181	209,616	16.0%	243,181	230,735	5.4%
Equity[6]	50,496	53,457	-5.5%	50,496	50,417	0.2%

PERFORMANCE INDICATORS (%)
Return on average equity excluding goodwill[6] - annualized	11.4%	11.1%	0.2 p.p.	11.6%	11.6%	0.0 p.p.
Return on average asset excluding goodwill[6] - annualized	1.2%	1.3%	-0.1 p.p.	1.2%	1.2%	0.0 p.p.
Efficiency Ratio[7]	49.8%	46.4%	3.5 p.p.	50.6%	49.5%	1.1 p.p.
Recurrence Ratio[8]	65.7%	65.3%	0.3 p.p.	64.3%	66.5%	-2.3 p.p.
BIS ratio[9]	18.8%	20.7%	-1.9 p.p.	18.8%	17.9%	0.9 p.p.

PORTFOLIO QUALITY INDICATORS (%)
Delinquency (over 90 days)	3.7%	4.5%	-0.8 p.p.	3.7%	4.1%	-0.4 p.p.
Delinquency (over 60 days)	4.4%	5.4%	-0.9 p.p.	4.4%	5.2%	-0.8 p.p.
Coverage ratio (over 90 days)	170.2%	150.9%	19.3 p.p.	170.2%	158.5%	11.7 p.p.

OTHER DATA
Assets under management - AUM (R$ million)[10]	161,484	144,244	12.0%	161,484	154,183	4.7%
Numbers of credit and debit cards (thousand)	55,743	51,554	8.1%	55,743	55,703	0.1%
Branches	2,243	2,372	(129)	2,243	2,237	6
PABs (mini branches)	1,184	1,289	(105)	1,184	1,212	(28)
Own ATMs[11]	15,179	17,518	(2,339)	15,179	15,858	(679)
ATMs - (Banco 24H)	17,774	14,877	2,897	17,774	16,950	824
Total Customers (thousand)	30,779	28,954	1,825	30,779	30,353	426
Employees	49,481	50,578	(1,097)	49,481	48,760	721

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on pages 29 and 30. From this quarter on, excludes the expense of goodwill amortization related to the GetNet adquisition.

2. Administrative Expenses exclude 100% of the goodwill amortization expense and personnel expenses include profit sharing.

3. Managerial net profit corresponds to the accounting net profit + 100% of reversal of goodwill amortization expense ocurred in the period. The expense of goodwill amortization in 9M14 was R$ 2,745 million, in 9M13 was R$ 2,728 million, in 3Q14 was R$ 927 million and in 2Q14 was R$ 909 million.

4. Includes other Credit Risk Transactions with clients ("Debenture", FIDC, CRI, Floating Rate Notes, Promissory Notes, Acquiring activities related assets and Guarantees).
5. Includes savings, demand deposits, time deposits, debenture, LCA, LCI, Treasury Notes (Letras Financeiras - LFT) and Certificates of Structured Operations (COE)
6. Excludes 100% of the goodwill that in 3Q14 was R$ 7,817 million, 3Q13 R$ 10,283 million and 2Q14 was R$ 7,586 million.
7. Efficiency Ratio: General Expenses / (Net Interest Income + Fee and Commission Income + Tax Expenses + Other Operating Income/Expense)
8. Recurrence: Fee and Commission Income / General expenses.
9. BIS Ratio as of Brazilian Central Bank.
10. According to Anbima (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais) criterion.
11. The reduction of ATMs is related mainly to the Tecban agreement.

MACROECONOMIC ENVIRONMENT

MACROECONOMIC ENVIRONMENT

The 2Q14 GDP performance (latest figures released in August) decreased by 0.9% over to the same quarter in 2013. It is worth noting that at the margin, the 2Q14 GDP fell 0.6% quarter on quarter after a decrease in the first quarter of 0.1%, thus suggesting a recession during the first half of 2014. Investments decreased 11.25% in the second quarter of 2014, compared with the same period last year, while household consumption showed a modest growth of 1.2% in the same period. On the supply side, the services sector presented a slight increase of 0.2%. The industrial GDP decreased by 3.4% in the period and agriculture was flat in the same period.

Consumer prices (IPCA) increased by 6.75% in the 12 months through September/14, exceeding the inflation target ceiling (which is 6.5%). The prices of services remain the main source of the current inflationary pressure. After five months maintaining the Selic rate at 11.0% pa, at the meeting held on October 29, the Central Bank decided to raise the Selic rate by 25 bps to 11.25% pa – the tightening cycle of 375 bps that lasted from April 2013 to April 2014, contributed to the slowdown of the pace growth of outstanding credit. In September, the outstanding credit grew 11.7% in twelve months, after posting a growth of 15.7% in September/13. The mortgage lending, which is growing around 30.0% in twelve months, is outgrowing all other credit lines.

Exports slightly decreased by 0.6% in the 12 months through September/14, reaching US$ 238.2 billion and imports also decreased 1.2%, reaching US$ 234.7 billion. As a consequence, the trade surplus posted US$3.5 billion in the same period.

The current account deficit amounted to US$ 83.7 billion in the 12 months ending in September, while foreign direct investments (FDI) totaled US$ 66.5 billion.

Regarding fiscal accounts, sluggish activity coupled with tax breaks have weighed negatively on tax revenues, and the primary budget reached a surplus of 0.61% of GDP in the 12 months through September/14. In the same period, nominal deficit reached 4.9% of GDP. The net public sector debt closed September at 35.9% of GDP. Gross public debt reached 61.7% of GDP in the same period.

ECONOMIC AND FINANCIAL INDICATORS	3Q14	3Q13	2Q14

Country risk (EMBI)	205	239	207
Exchange rate (R$/ US$ end of period)	2.451	2.230	2.202
IPCA (in 12 months)	6.75%	5.86%	6.52%
Target Selic (Annual Rate)	11.00%	9.00%	11.00%
CDI¹	2.64%	2.12%	2.51%
Ibovespa Index (closing)	54,116	52,338	53,168
1. Quarterly effective rate.

STRATEGY

STRATEGY

Santander Brasil is a universal bank focused on retail activities, which seeks to expand its businesses through:

• Preference and Linkage: Segmented, simple and effective products and services that, through a multi-channel platform, seek to maximize the customer satisfaction;

• Recurrence and Sustainability: Business growth with greater revenue diversification and rigorous risk management;

• Productivity: intense agenda of productive transformation aligned with the transformation of the financial industry;

• Capital Discipline and Liquidity: to maintain the soundness of the balance sheet, to face regulatory changes and to take advantages of growth opportunities.

Thus, to better meet the customer needs, we maintain our differentiated proposals, as “Conta Santander Combinada” for individual customers segment, and the segment called "Santander Select" designed to offer a unique and specialized service to high-income customers. Santander Brasil also innovates with the implementation of the "Conta Conecta", a new solution, exclusive of Santander, which combines the benefits of a current account with a device that transforms smartphones and tablets into card readers, offering to professionals, microentrepreneurs and autonomous the resources that will increase its business with convenience, simplicity and mobility.

The Bank also continues increasing its commercial activity. In the Cards segment was approved the agreement for the acquisition of the GetNet Operations, which is important to expand its local participation in the Acquiring segment. In the SMEs segment, the bank launched a new product Santander Pague Direto, a partnership with Ambev, a subsidiary of the largest beverage company in the world. Furthermore, in this quarter, the bank announced an agreement with Banco Bonsucesso, aiming to boost the Payroll market activities. The transaction is subject to regulatory approval. Also in this quarter, Santander Brasil has launched SuperBank, a digital plataform which offers the sale of financial products and services through a prepaid card. With this platform, the bank will enter in the pre-paid market and the payments. In the vehicle financing segment, the Bank maintains agreements with Hyundai, Renault, Nissan and Volvo.

In the context of sustainability, Santander practices are guided by the pillars of Social and Financial Inclusion, Education and Management, Social-Environmental Businesses. In 2014, the bank has been internationally recognized with its pioneer program Reduza e Compense CO2. This program was recognized by the BeyondBanking Award, which responsible is the Inter-American Development Bank (IDB) and the Ethical Awards, by Ethical Corporation, and it is an initiative that integrates socio-environmental businesses and the individual empowerment in combating climate change. Moreover, in Microcredit Activities, Santander is a leader among private Banks. In addition, with Santander Universities and Social Investment, Santander contributes to the improvement of high quality education in Brazil. Santander Brasil is also a pioneer in direct investment in renewable energy and the only Brazilian bank with direct investment in wind energy.

Another important aspect of Santander Brasil’s strategy is to maintain comfortable levels of liquidity, credit provisioning and capital. By the end of September 2014, Loan to Deposit reached 96.4%, Coverage ratio stood at 170.2%. The BIS ratio of Santander Brasil was 18.8%, maintaining the position of the most capitalized retail bank in Brazil.

EXECUTIVE SUMMARY

RECENT EVENTS

VOLUNTARY PUBLIC TENDER OFFER

On April 29, 2014, the Company published a Material Fact in order to inform the launch of a voluntary public tender offer by its controlling shareholder, Banco Santander, S.A., for acquisition of up to the totality of the shares of Santander Brasil that are not held by Santander Group, which represented approximately 25% of Santander Brasil’s share capital, with payment in shares of Santander Spain.

On June 9, 2014, it was held Extraordinary Shareholders Meeting, which resolved the exit of the Company from the special listing segment of BM&FBOVESPA, denominated Level 2 of Corporate Governance, and  the selection of the specialized firm NM Rothschild & Sons (Brasil) Ltda., to be hired to prepare a valuation report, called a “laudo”, based on the Company’s economic value, for purposes of the Exchange Offer.

On June 13, 2014, the Company published Material Fact, in order to inform that the valuation report, called a “laudo”, prepared by N M Rothschild & Sons (Brasil) Ltda., on the Exchange Offer context, was duly filed by the Company with the regulatory bodies in Brazil and in US. Furthermore, informed that an application for registration of the Exchange Offer was duly filed by Santander Spain with the CVM.

On September 18, 2014, the Company informed that its indirect controlling shareholder, Banco Santander S.A. published the Public Notice (edital) of the Voluntary Public Tender Offer in Brazil and in United States of America, and also published the prospectus for the ADSs Exchange in United States of America, commencing thereby the exchange offer, by the shareholders of Santander Brasil, in both markets.

ACQUISITION OF GETNET TECNOLOGIA EM CAPTURA E PROCESSAMENTO DE TRANSAÇÕES H.U.A.H. S.A. (GETNET)

According to the terms of the Material Fact released on April 7, 2014, Getnet S.A. (current corporate name of Santander Getnet) acquired all the shares of Getnet on July 31st, 2014. All conditions regarding the acquisition along the regulators were met, and the acquisition of Getnet was approved by the Administrative Economic Defense Council (CADE) on June 3rd, 2014, and by Central Bank in July 23, 2014.

In the Extraordinary Shareholders Meeting´s of August 31st, 2014, the shareholders of the companies approved the merger of the Getnet into Getnet S.A. under the terms of the Merger Protocol of Getnet into Getnet S.A. (Protocol) dated as of August 29, 2014.

According to the Protocol, Getnet S.A. received the book value of all assets, rights and obligations of Getnet totaling R$ 42,895 thousand, which was extinguished and succeeded by Getnet S.A. in all their rights and obligations (merger). Considering that all the shares issued by Getnet were held by Getnet S.A., there was no increase of the capital of Getnet S.A. following the approval of the merger was made, and the net assets of Getnet was registered in Getnet S.A. in return of the investment account.

The implementation of the merger represents an important step in the simplification, integration and consolidation of capture and processing activities of Santander Group acquiring business in Brazil. The new structure will provide a higher flexibility to manage business with a new and more complete commercial approach and an increase on operational leverage with gains of scale.

The Merger was made based on the Balance sheet of July 31st, 2014, especially prepared for purposes of the merger and any variations occurred between August 1st, 2014 to August 31st, 2014 were appropriated by Getnet S.A..

INVESTMENT IN THE IZETTLE DO BRASIL MEIOS DE PAGAMENTO S.A. (IZETTLE DO BRASIL)

On July 18, 2014, Banco Santander now holds 50% of the total corporate capital of iZettle do Brasil, through a capital contribution to the company in the amount of R$17,240 thousand, which was authorized by the Brazilian Central Bank on June 3rd, 2014.

At the Extraordinary Shareholders Meeting held on July 31st, 2014, Banco Santander through an increase in capital stock of Getnet S.A. transferred at account value all of the 5,300 common shares without par value issued by iZettle Brasil's held by it in the amount of R$17,240 thousand to the capital of Getnet S.A..

The company iZettle do Brasil is a Swedish origin company that operates in the payment market, with the development and distribution of payment products and solutions. This partnership was made in the context of a global agreement in December 2012 between Banco Santander, S.A (Spain) and iZettle in Sweden in order to create a joint and coordinated efforts in markets where the Santander Group operates, among them: Spain, Brazil, the UK and Mexico.

One of the solutions developed by iZettle do Brasil allows merchants to accept card payments through smartphones or tablets, by using a card reader that can be plugged into the device, converting it into a POS (point of sale - terminal accepting credit cards / debit card). The goal of the partnership is to enable Banco Santander to operate in the Brazilian market of card payments with the focus on micro merchants and individuals with an innovative, secure and a simple solution.

NEW SHAREHOLDERS’ AGREEMENT OF TECBAN

In July 18, 2014, a Notice to the Market was published announcing that, on July 17, 2014, the country’s leading retail banks, including Banco Santander (Brasil) S.A. through one of its subsidiaries, had executed a new Shareholders’ Agreement of TECBAN (“New Shareholders’ Agreement”). The New Shareholders’ Agreement establishes that, within approximately four years following its effective date, the Shareholders shall have replaced part of their own external-access Automated Teller Machines (“ATMs”) with Rede Banco24Horas ATMs, which are and will continue to be

STRATEGY

managed by TECBAN. Thus increasing efficiency and providing more capillarity of services to the customer base. The effectiveness of the Shareholders’ Agreement is subject to certain conditions precedent, including approval by the competent regulatory body. The General Superintendence of CADE published in the Diário Oficial da União, on October 23, 2014, its decision in which approved, without restrictions, the related transaction

INVESTMENT AGREEMENT BETWEEN SANTANDER AND BANCO BONSUCESSO S.A. (BANCO BONSUCESSO)

On July 30, 2014 Banco Santander, through its controlled company Aymore CFI, and Banco Bonsucesso entered into an Investment Agreement whereby agreed to form an association in payroll credit card loan segment and payroll loans ("Entity").

Once all the precedent conditions to complete the transaction are verified, including the prior approval of the regulatory authorities, Banco Bonsucesso will transfer to the Entity the payroll loan business and payroll credit card loan, and Santander Brasil, through Aymoré, will invest R$ 460 million in the Entity and will have 60% of the share capital of the Entity, becoming the controlling shareholder of the Entity. Banco Bonsucesso will own the remaining portion of its share capital (40%).

The association was approved by the Administrative Economic Defense Council (CADE) on September 2nd, 2014, and is still subject to Central Bank approval.

SUBSEQUENT EVENTS

INVESTMENT IN THE COMPANY SUPER PAGAMENTOS E ADMINISTRAÇÃO DE MEIOS ELETRÔNICOS LTDA. (“SUPER”)

On 3rd October 2014, Aymoré CFI signed an investment agreement ("Agreement") with a view to make an investment in the company Super, which shall result in the subscription and payment of new shares issued by the company, representing 50% of its total and voting capital. The transaction is subject to completion of certain conditions precedent set forth in the Agreement, including the prior approval of the Central Bank. Santander Conglomerate will control such company.

VOLUNTARY PUBLIC TENDER OFFER – BOARD OF DIRECTORS’ OPINION AND ADJUSTMENT OF THE EXCHANGE RATIO

On October, 2nd, 2014 Santander Brasil´s Board of Directors issued an opinion regarding the Offer and Santander Brasil filed with the U.S. Securities and Exchange Commission its position with respect to the proposed transaction by means of a Schedule 14D-9. On October 16, 2014 Santander Spain and Santander Brasil disclosed to the market the adjustment of exchange ratio of the Voluntary Public Tender Offer referred to in the Public Notice (edital) published on September 18, 2014. In accordance with the Public Notice, the exchange ratio, and consequently the amount of BDR that entitles each Subscription Receipt, was adjusted from

0.70 BDR for each Unit and 0.35 BDR for each share, either ordinary or preferred, to 0.7152 BDR for each Unit and 0.3576 BDR for each share, either ordinary or preferred, in view of the compensation declared by Santander Spain on October 16, 2014, under the Santander Dividendo Elección program, with record date on October 17, 2014.

VOLUNTARY PUBLIC TENDER OFFER - RESULT

On October 31st, 2014, Santander Brasil together with its controlling shareholder, Banco Santander, SA has published a Material Fact regarding the result of the Voluntary Public Tender Offer in Brazil and in United States of America, held on October 30, 2014. The Santander Spain acquired 1,640,644 Shares and 517,827,702 Units, representing, together, 13.65% of the share capital of Santander Brasil, thereby, the participation of Grupo Santander in Santander Brasil will be 88.30% of its total share capital, 88.87% of its common shares and 87.71% of its preferred shares, considering also the American Depositary Receipts - ADRs representative of Units acquired in the Exchange in the US. From this data on, the shares of Santander Brasil ceased to be list on Level 2 of BM&FBOVESPA and began trading in the Traditional segment. Furthermore, since the proportion of adhesion did not exceed 2/3 of the existing free float, the Voluntary Public Tender Offer is closed, therefore, no period of additional duty will be provided.

BUYBACK PROGRAM

On November 3rd, 2014, the Company’s Board of Directors approved, in continuation of the buyback program that expired on August 24, 2014, the buyback program of Units or ADRs of the Company. The buyback program will cover the acquisition up to 44,253,662 Units, representing 44,253,662 common shares and 44,253,662 preferred shares, corresponding to approximately 1.16% of the Company’s share capital. The term of the buyback program is 365 days counted from the approval date.

EXECUTIVE SUMMARY

EXECUTIVE SUMMARY

Santander’s managerial net profit¹ totaled R$4,328 million in in the first nine months of 2014, remaining stable in 12 months and 1.9% up in the quarter. Profit before taxes totaled R$5,242 million in the same period, up 9.2% in 12 months and 5.8% in the quarter. Total equity came to R$50,496 million in September 2014, excluding R$7,817 million related to goodwill. Return on average equity (ROAE), adjusted for goodwill reached 11.4% in 9M14, up 0.2 p.p. in 12 months and flat in the quarter.

It’s worth noting that from this quarter on, Santander’s results incorporate the GetNet’s results². However, in this quarter the GetNet impact refers to two months only.

General expenses totaled R$12,309 million in the first nine months of 2014, up 2.7% (or R$325 million) in 12 months, presenting an evolution lower than the inflation in the period. In the quarter, expenses moved up by 6.7%. The efficiency ratio stood at 49.8% in 9M14, an increase of 3.5 p.p. in 12 months and 1.1 p.p. in the quarter.

Soundness Indicators: the BIS ratio stood at 18.8% in September 2014, down 1.9 p.p. in 12 months and up 0.9 p.p. in the quarter. The coverage ratio (over 90 days) closed at 170.2% in September 2014.

The total credit portfolio came to R$234,516 million in September 2014, up 5.6% up in 12 months and 3.6% in the quarter. In twelve months and in the quarter, the foreign currency credit portfolio, which also includes dollar-indexed transactions, was impacted by the variation of the Real against the dollar. Excluding the exchange rate variation, the total credit portfolio would have grown by 4.4% in 12 months and 2.3% in the quarter.

The expanded credit portfolio, which includes other credit risk transactions, acquiring activities and guarantees, totaled R$293,138 million in September 2014, up 7.5% in 12 months and 4.8% in the quarter.

Loans to individuals closed September 2014 at R$76,683 million, up 4.2% (or R$3,123 million) in 12 months and 1.3% in the quarter. The 12-month upturn was mainly fueled by mortgage loans and credit cards.

The SME portfolio closed September at R$31,024 million, 9.8% (or R$3,374 million) down in 12 months and 0.8% in the quarter.

The consumer finance portfolio, which is originated outside the branch network, totaled R$36,530 million in September 2014, down 0.6% (or R$216 million) in 12 months and 0.9% in the quarter.

The Corporate portfolio came to R$90,279 million, up 16.7% (or R$12,912 million) in 12 months and 9.4% in the quarter. Both comparisons (12 months and quarterly) were impacted by the exchange rate variation. Excluding this effect, this credit portfolio would have grown by 13.5% in 12 months and 6.0% in the quarter.

Total funding from clients reached R$243,181 million in September 2014, up 16.0% in twelve months and 5.4% in the quarter. Total funding plus assets under management³ came to R$435,992 million at the close of September 2014, 17.0% higher than same period last year and 8.8% up in the quarter.

1.         Accounting net profit + 100% reversal of goodwill amortization expenses.

2.         For more details, see Financial Statements BRGAAP, note 15 – Investment in Affiliates and Subsidiaries.

3.         According to the Anbima criterion.

SANTANDER BRASIL RESULTS

MANAGERIAL ANALYSIS OF RESULTS

Next, we present the analysis of the managerial results.

MANAGERIAL FINANCIAL STATEMENT¹ (R$ Million)
	9M14	9M13	Var.	3Q14	2Q14	Var.
			9M14x9M13			3Q14x2Q14

NET INTEREST INCOME	20,667	22,617	-8.6%	6,980	6,686	4.4%
Allowance for Loan Losses	(7,263)	(9,272)	-21.7%	(2,466)	(2,451)	0.6%
NET INTEREST INCOME AFTER LOAN LOSSES	13,403	13,345	0.4%	4,514	4,235	6.6%
Fee and commission income	8,081	7,828	3.2%	2,765	2,683	3.1%
General Expenses	(12,309)	(11,984)	2.7%	(4,303)	(4,032)	6.7%
Personnel Expenses + Profit Sharing	(5,411)	(5,295)	2.2%	(1,863)	(1,788)	4.2%
Administrative Expenses[2]	(6,898)	(6,689)	3.1%	(2,439)	(2,244)	8.7%
Tax Expenses	(2,317)	(2,339)	-0.9%	(768)	(782)	-1.7%
Investments in Affiliates and Subsidiaries	1	23	-97.6%	0	0	-27.5%
Other Operating Income/Expenses³	(1,731)	(2,280)	-24.1%	(481)	(444)	8.3%
OPERATING INCOME	5,129	4,593	11.7%	1,728	1,661	4.1%
Non Operating Income	113	210	-46.1%	67	37	84.2%
NET PROFIT BEFORE TAX	5,242	4,803	9.2%	1,795	1,697	5.8%
Income Tax and Social Contribution	(781)	(282)	n.a.	(282)	(230)	22.6%
Minority Interest	(133)	(185)	-28.3%	(50)	(30)	63.5%
NET PROFIT	4,328	4,335	-0.2%	1,464	1,437	1.9%

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on pages 29 and 30.
2. Administrative Expenses exclude 100% of the goodwill amortization expense.
3. Includes Net Income from Premiums, Pension Funds and Capitalization.

 NET INTEREST INCOME

Net interest income, including income from financial operations, totaled R$20,667 million in the first nine months of 2014, down 8.6% in twelve months and up 4.4% in the quarter.

Revenues from loan operations fell by 5.2% (or R$878 million) in 12 months and 4.0% in the quarter. In the same period, the average volume of the loan portfolio grew by 4.4% and 1.5%, respectively. The annual and quarterly evolution of revenues from loan operations reflect the reduction in the average loan portfolio spread, mainly due to the change in the mix, caused by the increase in the share of products with lower spreads/risks in the loan portfolio.

Revenues from deposits increased by 23.5% in 12 months and 10.7% in the quarter.

The “Others” line, which includes the result of the structural interest rate gap, revenue from clients in treasury activities and others, fell by 25.1% (or R$1,255 million) in the year. Approximately 47% of this variation is explained by the Capital Optimization Plan, which impacted this line in the approximate amount of R$585 million in the first nine months of 2014. If we exclude this effect, the net interest income would have fallen by 6.0% in 12 months. In the quarter, the “Others” line increased 48.1%, mainly due to higher gains from market activities

SANTANDER BRASIL RESULTS

NET INTEREST INCOME	9M14	9M13	Var.	3Q14	2Q14	Var.
(R$ Million)			9M14x9M13			3Q14x2Q14

Net Interest Income	20,667	22,617	-8.6%	6,980	6,686	4.4%
Loans	15,965	16,843	-5.2%	5,174	5,387	-4.0%
Average volume	222,412	213,109	4.4%	224,450	221,183	1.5%
Spread (Annualized)	9.6%	10.6%	-0.97 p.p.	9.1%	9.8%	-0.62 p.p.
Deposits	965	781	23.5%	347	313	10.7%
Average volume	128,245	121,683	5.4%	130,693	127,105	2.8%
Spread (Annualized)	1.0%	0.9%	0.15 p.p.	1.1%	1.0%	0.06 p.p.
Others¹	3,737	4,992	-25.1%	1,459	985	48.1%

1. Includes Gains (Losses) on financial transactions and others net interest incomes.

FEE AND COMMISSION INCOME

Fee and commission income totaled R$8,081 million in the first nine months of 2014, up 3.2% (or R$253 million) in 12 months and 3.1% in the quarter. It is worth noting that commissions was impacted by two events in 12 months, related to insurance fees and the sale of Santander Brasil Asset Management, and in the quarter by the credit card reclassification, which are mentioned below. Excluding these effects, fees and commission would have grown by 8.4% in twelve months and 4.6% in three months.

Credit card commissions amounted to R$2,475 million in 9M14, up 7.7% (or R$177 million) in twelve months and flat in the quarter. In this quarter was made a reclassification between credit card commissions line and tax expenses. Excluding this effect, credit card commissions would have grown 4.9% in the quarter.

Current account commissions totaled R$1,377 million in 9M14, up 3.4% (or R$45 million) in 12 months and 2.6% in the quarter.

Income from lending operations came to R$905 million in the same period, a growth of 3.7% (or R$32 million) in 12 months and 4.6% in the quarter.

Brokerage, custody and securities placement commissions totaled R$398 million in 9M14, up 12.4% (or R$44 million) in 12 months and 10.9% in the quarter.

Insurance fees totaled R$1,257 million in 9M14, a reduction of 3.0% (or R$38 million) in 12 months and 3.3% in the quarter. The 12-month variation was mainly impacted by the seasonal effect of policy renewal, which was concentrated early in the year and, as of 2013, are now recognized in December, as mentioned in our 4Q13 Earnings Results. Excluding this effect, insurance fees would have grown by 9.7% in 12 months.

Also, the reduction in asset management fees of 18.5% in 12 months reflected the sale of Santander Brasil Asset Management. Excluding this event, this line would have increased by 7.8% in the year. In the quarter, asset management fees grew by 9.6%.

FEE AND COMMISSION INCOME ¹	9M14	9M13	Var.	3Q14	2Q14	Var.
(R$ Million)			9M14x9M13			3Q14x2Q14

Cards	2,475	2,298	7.7%	827	827	0.0%
Insurance fees	1,257	1,295	-3.0%	407	421	-3.3%
Current Account Services	1,377	1,332	3.4%	465	453	2.6%
Asset Management	742	911	-18.5%	265	241	9.6%
Lending Operations	905	873	3.7%	319	305	4.6%
Collection Services	676	590	14.5%	227	233	-2.8%
Securities Brokerage, Custody and Placement Services	398	354	12.4%	142	128	10.9%
Others	252	175	44.4%	113	73	54.4%
Total	8,081	7,828	3.2%	2,765	2,683	3.1%

Normalized Total²	8,081	7,455	8.4%	2,806	2,683	4.6%

1. From this quarter on, includes effect of GetNet aquisition in credit cards line and others line.
2. Excludes the seasonal effect of insurance fees and the impact of the sale of the asset management activities. In the quarter, excludes the effect of credit card reclassification.

SANTANDER BRASIL RESULTS

GENERAL EXPENSES (ADMINISTRATIVE + PERSONNEL)

Administrative and personnel expenses (excluding depreciation and amortization) totaled R$10,915 million in the first nine months of 2014, up 2.3% (or R$250 million) in 12 months and 6.0% in the quarter.

It’s worth mentioning that from this quarter on, general expenses were impacted by GetNet consolidation.

Personnel expenses, including profit sharing, came to R$5,411 million in the first nine months of 2014, up 2.2% (or R$116 million) in 12 months and 4.2% in the quarter. The quarterly increase reflects higher expenses with compensation, related charges and benefits, impacted by the collective bargaining agreement.

Administrative expenses excluding depreciation and amortization amounted to R$5,504 million in the same period, up 2.5% (or R$134 million) in 12 months, due to higher expenses from “outsourced and specialized services”, “financial system services” and “data processing”. In the quarter, administrative expenses moved up by 7.7%, chiefly due to higher expenses from “outsourced and specialized services” and “advertising, promotions and publicity.”

Depreciation and amortization totaled R$1,394 million in 9M14, up 5.7% (or R$75 million) in 12 months and 12.8% in the quarter.

General expenses, including depreciation and amortization, grew by 2.7% (or R$325 million) in 12 months, an evolution below the inflation in the period, and 6.7% in the quarter. The annual increase reflects Santander’s efforts to control expenses. The efficiency ratio stood at 50.6% in the third quarter of 2014, an increase of 1.1 p.p. over the previous quarter.

EXPENSES' BREAKDOWN (R$ Million)	9M14	9M13	Var.	3Q14	2Q14	Var.
			9M14x9M13			3Q14x2Q14

Outsourced and Specialized Services	1,833	1,715	6.8%	680	578	17.6%
Advertising, promotions and publicity	280	279	0.3%	117	90	29.9%
Data processing	989	967	2.3%	329	331	-0.5%
Communications	421	461	-8.7%	137	139	-1.4%
Rentals	545	550	-0.8%	181	180	0.3%
Transport and Travel	144	154	-6.3%	47	51	-6.8%
Security and Surveillance	455	443	2.7%	149	149	-0.2%
Maintenance	156	150	3.8%	56	52	8.8%
Financial System Services	284	253	12.6%	93	95	-2.5%
Water, Electricity and Gas	121	121	-0.4%	37	39	-4.1%
Material	60	77	-22.4%	21	20	4.4%
Others	217	201	7.8%	85	70	20.3%
Subtotal	5,504	5,371	2.5%	1,932	1,794	7.7%
Depreciation and Amortization[1]	1,394	1,318	5.7%	508	450	12.8%
ADMINISTRATIVE EXPENSES	6,898	6,689	3.1%	2,439	2,244	8.7%

Compensation²	3,485	3,374	3.3%	1,193	1,161	2.7%
Charges	964	968	-0.4%	331	310	6.6%
Benefits	887	856	3.6%	309	291	6.2%
Training	54	84	-35.0%	23	19	21.8%
Others	20	13	56.7%	8	7	15.9%
PERSONNEL EXPENSES	5,411	5,295	2.2%	1,863	1,788	4.2%
						-
ADMINISTRATIVE + PERSONNEL EXPENSES (excludes deprec. and amortization)	10,915	10,665	2.3%	3,795	3,582	6.0%
					-
TOTAL GENERAL EXPENSES	12,309	11,984	2.7%	4,303	4,032	6.7%

1. Excludes the expenses of goodwill amortization, which in 3Q14 was R$927 million, 3Q13 was 909 million and in 2Q14 was R$ 909 million.
2. Includes Profit Sharing

SANTANDER BRASIL RESULTS

 ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses totaled R$7,263 million in the first nine months of 2014, down 21.7 % in 12 months and up slightly 0.6% in the quarter.

ALLOWANCE FOR LOAN LOSSES	9M14	9M13	Var.	3Q14	2Q14	Var.
(R$ Million)			9M14x9M13			3Q14x2Q14

Gross allowance for loan losses	(9,114)	(10,900)	-16.4%	(3,070)	(3,043)	0.9%
Income from recovery of written off loans	1,851	1,629	13.6%	604	591	2.1%
Total	(7,263)	(9,272)	-21.7%	(2,466)	(2,451)	0.6%

OtHER OPERATING INCOME (EXPENSES)

Other operating income (expenses) came to R$1,731 million in the first nine months of 2014, down 24.1% (or R$549 million) in 12 months and up 8.3% in the quarter.

OTHER OPERATING INCOME (EXPENSES) (R$ Million)	9M14	9M13	Var.	3Q14	2Q14	Var.
			9M14x9M13			3Q14x2Q14

Other operating income (expenses)	(1,731)	(2,280)	-24.1%	(481)	(444)	8.3%
Expenses from cards	(1,150)	(1,105)	4.1%	(384)	(396)	-3.0%
Net Income Capitalization	190	206	-7.7%	66	63	4.8%
Provisions for contingencies¹	(1,370)	(909)	50.7%	(538)	(303)	77.4%
Others	599	(472)	n.a.	376	193	95.0%

1. Includes fiscal, civil and labor provisions.

INCOME TAX expenses

Taxes totaled R$781 million in the first nine months of 2014, with an effective tax rate of 14.9%, up 9.0 p.p. in 12 months and 2.2p.p. in the quarter. The 12-month upturn was largely due to the fact that interest on equity was declared in the first quarter of 2013, but not in the same period of 2014. It is worth noting that interest on equity, which is part of the shareholders’ remuneration, is tax deductible, reducing the tax base.

SANTANDER BRASIL RESULTS

balance sheet

At the close of September 2014, total assets stood at R$507,122 million, up 11.4% in 12 months and 4.2% in the quarter. In the same period, total equity came to R$58,313 million, or R$50,496 million excluding goodwill.

ASSETS (R$ Million)	Sep/14	Sep/13	Var.	Jun/14	Var.
			Sep14xSep13		Sep14xJun14

Current Assets and Long Term Assets	497,162	444,978	11.7%	476,749	4.3%
Cash and Cash Equivalents	5,050	5,906	-14.5%	5,005	0.9%
Interbank Investments	56,077	44,776	25.2%	32,502	72.5%
Money Market Investments	50,028	32,367	54.6%	21,115	136.9%
Interbank Deposits	2,804	2,638	6.3%	2,739	2.4%
Foreign Currency Investments	3,244	9,770	-66.8%	8,648	-62.5%
Securities and Derivative Financial Instrument	102,175	71,610	42.7%	103,862	-1.6%
Own Portfolio	41,198	38,776	6.2%	37,552	9.7%
Subject to Repurchase Commitments	34,438	13,578	153.6%	42,383	-18.7%
Posted to Central Bank of Brazil	9,318	3,189	192.2%	8,159	14.2%
Pledged in Guarantees	10,654	9,744	9.3%	9,864	8.0%
Others	6,567	6,322	3.9%	5,905	11.2%
Interbank Accounts	33,554	38,298	-12.4%	45,328	-26.0%
Interbranch Accounts	2	1	50.2%	-	n.a.
Lending Operations	219,879	207,112	6.2%	211,722	3.9%
Lending Operations	234,573	222,071	5.6%	226,363	3.6%
Lending Operations Related to Assignment	10	31	-66.8%	15	-31.2%
(Allowance for Loan Losses)	(14,704)	(14,990)	-1.9%	(14,656)	0.3%
Others Receivables	78,273	75,500	3.7%	76,448	2.4%
Others Assets	2,152	1,775	21.2%	1,883	14.3%
Permanent Assets	17,776	20,430	-13.0%	17,451	1.9%
Investments	44	122	-63.8%	50	-11.3%
Fixed Assets	6,499	6,125	6.1%	6,363	2.1%
Intangibles	11,233	14,183	-20.8%	11,038	1.8%
Goodwill	27,433	26,245	4.5%	26,276	4.4%
Intangible Assets	7,363	7,109	3.6%	7,042	4.6%
(Accumulated Amortization)	(23,564)	(19,171)	22.9%	(22,281)	5.8%
Total Assets	514,938	465,408	10.6%	494,200	4.2%

Goodwill (net of the amortization)	7,817	10,283	-24.0%	7,586	3.0%
Total Assets (excluding goodwill)	507,122	455,125	11.4%	486,614	4.2%

SANTANDER BRASIL RESULTS

LIABILITIES (R$ Million)	Sep/14	Sep/13	Var.	Jun/14	Var.
			Sep14xSep13		Sep14xJun14

Current Liabilities and Long Term Liabilities	455,129	400,424	13.7%	434,865	4.7%
Deposits	135,286	130,433	3.7%	134,118	0.9%
Demand Deposits	14,084	14,420	-2.3%	14,635	-3.8%
Savings Deposits	36,627	31,259	17.2%	35,779	2.4%
Interbank Deposits	3,764	3,755	0.2%	4,172	-9.8%
Time Deposits	80,810	80,999	-0.2%	79,532	1.6%
Money Market Funding	101,545	77,794	30.5%	89,945	12.9%
Own Portfolio	76,915	54,905	40.1%	76,648	0.3%
Third Parties	12,138	12,450	-2.5%	2,300	n.a.
Free Portfolio	12,493	10,440	19.7%	10,997	13.6%
Funds from Acceptance and Issuance of Securities	75,214	63,758	18.0%	69,739	7.9%
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	60,401	44,668	35.2%	55,560	8.7%
Securities Issued Abroad	13,502	17,741	-23.9%	12,609	7.1%
Others	1,310	1,349	-2.9%	1,570	-16.5%
Interbank Accounts	1,523	2,428	-37.3%	2,492	-38.9%
Interbranch Accounts	1,458	1,344	8.5%	1,509	-3.4%
Borrowings	21,853	17,460	25.2%	18,131	20.5%
Domestic Onlendings -Official Institutions	14,031	10,465	34.1%	12,943	8.4%
Foreign Onlendings	-	19	n.a.	9	n.a.
Derivative Financial Instruments	5,525	5,505	0.4%	4,472	23.5%
Other Payables	98,694	91,218	8.2%	101,506	-2.8%
Deferred Income	341	298	14.4%	335	1.8%
Minority Interest	1,155	947	22.0%	997	15.8%
Equity	58,313	63,740	-8.5%	58,003	0.5%
Total Liabilities	514,938	465,408	10.6%	494,200	4.2%

Equity (excluding goodwill)	50,496	53,457	-5.5%	50,417	0.2%

 SECURITIES

Securities totaled R$102,175 million in September 2014, up 42.7% in 12 months and down 1.6% in the quarter.

SECURITIES (R$ Million)	Sep/14	Sep/13	Var.	Jun/14	Var.
			Sep14xSep13		Sep14xJun14

Public securities	76,762	46,090	66.5%	79,365	-3.3%
Private securities, funds quotas / others	18,848	19,201	-1.8%	18,595	1.4%
Financial instruments	6,564	6,320	3.9%	5,902	11.2%
Total	102,175	71,610	42.7%	103,862	-1.6%

SANTANDER BRASIL RESULTS

CREDIT PORTFOLIO

At the end of September 2014, the total credit portfolio totaled R$234,516 million, up 5.6% in 12 months and 3.6% in the quarter. In both comparisons (12 months and quarterly), the foreign currency credit portfolio, which also includes dollar-indexed loans, was impacted by the variation of the Real against the Dollar. Excluding the effect of the exchange rate variation, the total credit portfolio would have grown by 4.4% in 12 months and 2.3% in the quarter.

Also, the foreign currency credit portfolio, including dollar-indexed loans, totaled R$29.4 billion in September 2014, 8.8% higher than the R$27.0 billion recorded in September 2013 and 13.2% higher than June 2014.

 The expanded credit portfolio, which includes other credit risk transactions, acquiring activities and guarantees, ended September 2014 at R$293,138 million, up 7.5% in 12 months and 4.8% in the quarter.

MANAGERIAL BREAKDOWN OF CREDIT	Sep/14	Sep/13	Var.	Jun/14	Var.
BY SEGMENT (R$ Million)			Sep14xSep13		Sep14xJun14

Individuals	76,683	73,560	4.2%	75,679	1.3%
Consumer Finance	36,530	36,747	-0.6%	36,851	-0.9%
SMEs	31,024	34,398	-9.8%	31,264	-0.8%
Corporate	90,279	77,367	16.7%	82,506	9.4%
Total portfolio	234,516	222,071	5.6%	226,299	3.6%
Other credit related transactions¹	58,622	50,732	15.6%	53,423	9.7%
Total expanded credit portfolio	293,138	272,802	7.5%	279,722	4.8%

1 - Includes Debenture, FIDC, CRI , Floating Rate Notes, Promissory Notes, acquiring activities related assets and guarantees.

LOANS TO INDIVIDUALS

Loans to individuals closed September 2014 at R$76,683 million, up 4.2% (or R$3,123 million) in 12 months, fueled by mortgage loans and credit cards, and 1.3% in the quarter.

The credit card portfolio totaled R$16,854 million, up 8.2% (or R$1,277 million) in 12 months and 0.9% in the quarter. The financed portfolio accounts for 28% of this total amount.

The balance of mortgages ended September 2014 at R$19,457 million, up 35.1% (or R$5,057 million) in 12 months and 8.7% in the quarter.

Payroll loans totaled R$11,874 million, down 16.5% (or R$2,344 million) in 12 months and 1.8% in the quarter. It is worth noting that the reduced growth pace of this portfolio was caused by adjustments to the product’s processes and strategy. Thus, if one excludes this product from the individuals’ credit portfolio, the latter would have grown by 9.2% in the year and 1.9% in the quarter

SANTANDER BRASIL RESULTS

CONSUMER FINANCE

The consumer finance portfolio, which is originated outside the branch network, closed September 2014 at R$36,530 million, down 0.6% (or R$216 million) in 12 months and 0.9% in the quarter. Of this total, R$30,157 million refers to vehicle financing for individuals.

Therefore, the total vehicle portfolio for individuals, including operations originated through car dealers and Santander’s branch network, amounted to R$33,363 million in September 2014, an increase of 0.7% in 12 months and flat in the quarter.

CORPORATE AND SMEs

Corporate and SMEs loans closed September 2014 at R$121,303 million, up 8.5% (or R$9,538 million) in 12 months and 6.6% in the quarter.

Corporates loan portfolio came to R$90,279 million, up 16.7% (or R$12,912 million) in 12 months and 9.4% in the quarter, positively impacted in the three- and 12-month period by the exchange rate variation. Excluding this impact, the growth would have come to 13.5% in 12 months and 6.0% in the quarter.

Loans to SMEs totaled R$31,024 million in September 2014, down 9.8% (or R$3,374 million) in 12 months and 0.8% in the quarter.

SANTANDER BRASIL RESULTS

INDIVIDUALS AND CORPORATE LOAN PORTFOLIO BY PRODUCT

BREAKDOWN OF MANAGERIAL CREDIT	Sep/14	Sep/13	Var.	Jun/14	Var.
PORTFOLIO BY PRODUCT (R$ Million)			Sep14xSep13		Sep14xJun14

Individuals
Leasing / Auto Loans¹	3,206	3,099	3.5%	3,199	0.2%
Credit Card	16,854	15,577	8.2%	16,704	0.9%
Payroll Loans²	11,874	14,219	-16.5%	12,091	-1.8%
Mortgages	19,457	14,400	35.1%	17,905	8.7%
Agricultural Loans	3,379	2,841	18.9%	2,999	12.7%
Personal Loans / Others	21,913	23,425	-6.5%	22,780	-3.8%
Total Individuals	76,683	73,560	4.2%	75,679	1.3%

Consumer Finance	36,530	36,747	-0.6%	36,851	-0.9%

Corporate and SMEs
Leasing / Auto Loans	3,116	3,500	-11.0%	3,127	-0.4%
Real Estate	10,237	9,108	12.4%	10,117	1.2%
Trade Finance	18,681	18,827	-0.8%	15,891	17.6%
On-lending	11,477	8,985	27.7%	10,895	5.3%
Agricultural Loans	2,458	2,208	11.3%	2,084	18.0%
Working capital / Others	75,335	69,137	9.0%	71,655	5.1%
Total Corporate and SMEs	121,303	111,764	8.5%	113,769	6.6%

Total Credit	234,516	222,071	5.6%	226,299	3.6%
Other Credit Risk Transactions with clients³	58,622	50,732	15.6%	53,423	9.7%

Total Expanded Credit Portfolio	293,138	272,802	7.5%	279,722	4.8%

1. Including the loans to individual in the consumer finance segment, auto loan portfolio totaled R$ 33,363 MM in Sep/14, R$ 33,138 MM in Sep/13 and R$ 33,412 MM in Jun/14.
2. Includes acquired payroll loan portfolio.
3. Includes "Debenture", FIDC, CRI, Floating Rate Notes, Promissory Notes, Acquiring activities related assets and guarantees.

BALANCE OF ALLOWANCE FOR LOAN LOSSES / COVERAGE RATIO

The balance of allowance for loan losses totaled R$14,704 million in September 2014, down 1.9% in 12 months and up 0.3% in the quarter.

The coverage ratio is obtained by dividing the balance of the allowance for loan losses by loans overdue by more than 90 days. At the close of September 2014, it stood at 170.2%, up 19.3 p.p. in 12 months and 11.7 p.p. in the quarter.

SANTANDER BRASIL RESULTS

RENEGOTIATED PORTFOLIO

Credit renegotiations came to R$14,391 million in September 2014, up 11.6% in 12 months. These operations include loan agreements that were extended and/or amended to enable their receipt under conditions agreed upon with the clients, including the renegotiation of previously written-off loans. In the quarter, this portfolio fell by 1.1%.

In September 2014, 48.1% of the portfolio was provisioned, versus 48.9% in June 2014 and 48.8% in September 2013. These levels are considered to be adequate, given the nature of the operations involved.

RENEGOTIATED PORTFOLIO	Sep/14	Sep/13	Var.	Jun/14	Var.
(R$ Million)			Sep14xSep13		Sep14xJun14

Renegotiated Portfolio	14,391	12,897	11.6%	14,553	-1.1%
Allowance for loan losses over renegotiated portfolio	(6,926)	(6,292)	10.1%	(7,114)	-2.6%
Coverage %	48.1%	48.8%	-0.7 pp	48.9%	-0.8 pp

 DELINQUENCY RATIO (OVER 90 DAYS)

The over-90-day delinquency ratio reached 3.7% of the total credit portfolio, an improvement of 0.8 p.p. in 12 months and 0.4 p.p. in the quarter. The delinquency ratio of the individual segment stood at 5.2%, down 0.8 p.p. in 12 months and 0.4 p.p. in three months. Delinquency in the corporate segment reached 2.4%, down 0.7 p.p. in 12 months and 0.3 p.p. in the quarter.

DELINQUENCY RATIO (OVER 15-90 DAYS)

The 15-90 day delinquency ratio came to 4.3% in September 2014, an improvement of 0.4 p.p. in 12 months and 0.7 p.p. in the quarter. The individual delinquency ratio came to 6.7%, down 0.1 p.p. in 12 months and 0.8 p.p. in the quarter. The corporate ratio fell by 0.6 p.p. in 12 months and 0.5 p.p. in the quarter, reaching 2.2%.

SANTANDER BRASIL RESULTS

FUNDING

Funding from clients closed September 2014 at R$243,181 million, up 16.0% (or R$33,565 million) in 12 months and 5.4% in the quarter. In the annual and the quarterly evolution, the highlights were debentures, real estate credit notes (LCI), agribusiness credit notes (LCA) and financial bills, accounting for almost 100% of increase in funding for both periods.

FUNDING (R$ Million)	Sep/14	Sep/13	Var.	Jun/14	Var.
			Sep14xSep13		Sep14xJun14

Demand deposits	14,084	14,420	-2.3%	14,635	-3.8%
Saving deposits	36,627	31,259	17.2%	35,779	2.4%
Time deposits	80,810	80,999	-0.2%	79,532	1.6%
Debenture/LCI/LCA¹	74,864	54,295	37.9%	67,222	11.4%
Treasury Notes (Letras Financeiras)²	36,796	28,643	28.5%	33,568	9.6%
Funding from clients	243,181	209,616	16.0%	230,735	5.4%

1. Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA).
2. Includes Certificates of Structured Operations.

CREDIT/FUNDING RATIO

The credit/funding ratio reached 96.4% in September 2014, down 9.5 p.p. in 12 months and 1.7 p.p. in the quarter. This improvement reflects the good funding performance in both periods.

The liquidity metric adjusted for the (high) reserve requirements and medium/long term funding stood at 85.4% in September 2014, down 11.8 p.p. in 12 months and 6.4 p.p. in the quarter.

The bank has a comfortable liquidity position and a stable source of funding and adequate funding structure.

FUNDING VS. CREDIT (R$ Million)	Sep/14	Sep/13	Var.	Jun/14	Var.
			Sep14xSep13		Sep14xJun14

Funding from clients (A)	243,181	209,616	16.0%	230,735	5.4%
(-) Reserve Requirements	(31,536)	(35,437)	-11.0%	(42,473)	-25.7%
Funding Net of Reserve Requirements	211,645	174,179	21.5%	188,263	12.4%
Borrowing and Onlendings	14,162	10,553	34.2%	13,009	8.9%
Subordinated Debts	13,477	8,690	55.1%	14,467	-6.8%
Offshore Funding	35,224	35,132	0.3%	30,683	14.8%
Total Funding (B)	274,508	228,554	20.1%	246,421	11.4%
Assets under management¹	161,484	144,244	12.0%	154,183	4.7%
Total Funding and Asset under management	435,992	372,798	17.0%	400,604	8.8%
Total Credit (C)	234,516	222,071	5.6%	226,299	3.6%
C / B (%)	85.4%	97.2%		91.8%

C / A (%)	96.4%	105.9%		98.1%

1 - According to Anbima criterion.

SANTANDER BRASIL RESULTS

BIS RATIO

The BIS ratio reached 18.8% in September 2014, a reduction of 1.9 p.p. in twelve months and an increase of 0.9 p.p. in the quarter. The variation in twelve months was impacted by the implementation of Basel III rules, which became mandatory from October 2013 on. Some of the rules are phased-in over time, with initial impact on January 1st, 2014.

The quarterly variation can be explained by the decrease on all types of risks of the required regulatory capital. Credit risk had an impact of +0.7 p.p. on the BIS ratio, mainly because of the release of Circular 3.714 from BACEN, that established new risk weight of 75% for payroll loans, other retail loans and auto loans, besides that, it also changes the parameters for the retail banking classification. The market risk had an impact of +0.2 p.p. on the Basel ratio because of the reduction on the interest rate risk and FX risk.

The adjusted regulatory capital slightly decreased in the quarter, due to the maturity of the bonds eligible for Tier II capital. On the other hand, Tier I capital rose in the quarter, mainly due to the appreciation of the instruments that are eligible for additional Tier I capital.

OWN RESOURCES AND BIS (R$ Million)	Sep/14	Sep/13	Var.	Jun/14	Var.
			Sep14xSep13		Sep14xJun14

Tier I Regulatory Capital	59,088	64,586	-8.5%	58,802	0.5%
- CET1	55,985	64,586	-13.3%	56,014	-0.1%
- Additional Tier I	3,103	-	-	2,788	11.3%
Tier II Regulatory Capital	4,995	2,692	85.5%	5,577	-10.4%
Adjusted Regulatory Capital (Tier I and II)	64,083	67,278	-4.7%	64,379	-0.5%
Required Regulatory Capital	37,575	35,773	5.0%	39,574	-5.1%
Adjusted Credit Risk Capital requirement	32,866	32,184	2.1%	34,304	-4.2%
Market Risk Capital requirement	3,034	1,900	59.7%	3,562	-14.8%
Operational Risk Capital requirement	1,674	1,689	-0.9%	1,707	-1.9%
Basel Ratio	18.8%	20.7%	-1.9 p.p.	17.9%	0.9 p.p.
Tier I	17.3%	19.9%	-2.6 p.p.	16.3%	1.0 p.p.
- CET1	16.4%	19.9%	-3.5 p.p.	15.6%	0.8 p.p.
Tier II	1.5%	0.8%	0.6 p.p.	1.6%	-0.1 p.p.

OUR SHARES

CORPORATE GOVERNANCE

As a result of the operation announced on April 29, 2014, an Extraordinary Shareholders’ Meeting held on June 9, 2014, approved Santander Brasil’s withdrawal from Corporate Governance Level 2. On October 30, 2014, was concluded the Voluntary Public Tender Offer. Minority shareholders of Santander Brasil tendered, including local shares and ADR’s, an amount equivalent to 13.65% of the total capital. The Bank remains as a publicly-held company listed in BM&FBOVESPA’s traditional trading segment.

SIMPLIFIED OWNERSHIP STRUCTURE

Santander’s ownership structure on September 30, 2014 was as follows:

OWNERSHIP STRUCTURE	Common shares	%	Preferred share	%	Total share capital (thousand)	Total %
	(thousand)		(thousand)

Santander Group ¹	2,923,437	75.5%	2,755,891	73.9%	5,679,328	74.7%
Treasury Shares	25,084	0.6%	25,084	0.7%	50,168	0.7%
Free Float	921,328	23.8%	950,015	25.5%	1,871,344	24.6%
Total	3,869,850	100.0%	3,730,991	100.0%	7,600,840	100.0%

1- Includes shareholding of Grupo Empresarial Santander, S.L. ; Sterrebeeck B.V. and Santander Insurance Holding, S.L., as well the administrators.

Santander Brasil declared dividends of R$840 million in the first nine months of 2014. Payments related to the dividend declared in the first semester took place on August 28, 2014. As payments are semiannual, the next one will occur as of February 26, 2015.

PERFORMANCE

SANB11	9M14	9M13	Var. 9M14x9M13	3Q14	2Q14	Var. 3Q14x2Q14

Earnings (annualized) per unit ¹ (R$)	1.52	1.52	-0.2%	1.54	1.51	1.9%
Dividend + Interest on capital per unit (R$)	0.22	0.37	-40.0%	0.06	0.11	-45.0%
Closing price (R$)²	15.8	14.9	5.8%	15.8	15.1	4.5%
Book Value per unit (R$)[3]	13.3	14.1	-5.5%	13.3	13.3	0.2%
Market Capitalization (R$ bi)[4]	60.0	56.8	5.8%	60.0	57.5	4.5%

1- Calculation does not consider the fact that the dividends attributed to the preferred shares are 10% higher than those attributed to the common shares.
2- Closing price refers to historical serie.
3- Book Value calculation excludes the goodwill.
4-Market capitalization: total Units (Unit = 1 ON + 1 PN) x last Unit's price.

RATINGS

RATINGS AGENCIES

  Santander is rated by international ratings agencies and the ratings assigned reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Company is inserted. The table below presents the ratings assigned by the main rating agencies.

	Global Scale				National Scale
RATINGS

	Local Currency		Foreign Currency		National
Rating Agency	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term

Fitch Ratings (outlook)	BBB+ (stable)	F2	BBB+ (stable)	F2	AAA (bra) (stable)	F1+ (bra)

Standard & Poor’s (outlook)	BBB- (stable)	A-3	BBB- (stable)	A-3	brAAA (stable)	brA-1+

Moody's (outlook)	Baa2 (negative)	Prime-2	Baa2 (negative)	Prime-2	Aaa.br (stable)	Br-1

Ratings assigned according published reports by Rating Agencies.

RISK MANAGEMENT AND CORPORATE GOVERNANCE

RISK MANAGEMENT

Corporate Governance of Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with the standards of prudent management and customer focus, while respecting local legal and regulatory environment. Its main responsibilities are:

• To integrate and adapt the Bank's risk culture to the local environment, as well as risk management strategy, level of risk tolerance and the risk appetite, all matched with the Bank corporate standards.

• To evaluate and approve credit and market proposals and credit limits of clients and portfolios (wholesale and retail);

• To authorize the use of local management tools and risk models and being informed about the result of its internal validation.

• To evaluate and keep the efforts to comply all observations and recommendations periodically made by auditors and banking authorities.

The organizational structure of the Executive Vice President of Credit and Market Risk, which is independent from commercial areas, is composed of a nucleon responsible for the management of credit risk and another for managing market risk and a third responsible for managing operational risk.

The management structure is composed of directors who act from the portfolio management point of view.

A specific department has the mission of consolidate the portfolios and respective risks, supporting senior management with an integrated information. In addition, is also responsible for attending the regulators, internal and external auditors, as well as the Santander Group headquarter in Spain, General Policies and Basileia.

Further details of the structure, methodologies and control system related to risk management is described in the report available on the website www.santander.com.br.

Credit Risk

The Credit Risk Management tries to supply subsidies to the definition of strategies, according to the risk appetite, in addition to setting limits, spanning the analysis of exposure and trends as well as the effectiveness of credit policy. The objective is to keep a risk profile and an appropriate minimum profitability that compensates the estimated default, both the client and the portfolio as defined the Executive Committee and Management Board. Additionally, it is responsible for the control and monitoring systems used in the management of credit risks and market These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

Risk Management specializes in the characteristics of the customers, as well as the process of risk management is segregated between individual customers (with monitoring of dedicated analysts) and customers with similar characteristics (standardized).

market risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

Banco Santander Brasil operates in accordance with the global policies aligned with the objectives in Brazil in accordance with the risk appetite of the Bank. For this purpose, developed its own model of Risk Management, as follows:

• Functional independence;

RISK MANAGEMENT AND CORPORATE GOVERNANCE

• Executive capacity sustained by knowledge and customer proximity;

• Global scope (different types of risk);

• Collective decisions that evaluate all possible scenarios and not compromise the results of individual decisions, including Brazil Executive Risk Committee, which sets limits and approves the transactions and the Executive Committee of Assets and Liabilities, which is responsible for the management of capital and structural risks, which includes country risk, liquidity and interest rates;

• Management and optimization of the risk / return; and

• Advanced methodologies for risk management, such as Value at Risk (VaR) (historical simulation of 521 days, with a confidence level of 99% and a time horizon of one day), scenarios, sensitivity of net interest income, asset value and sensitivity contingency plan.

The structure of Market Risk is part of the Vice President of Credit Risk and Market, which implements the policies of risk, taking into account local and global corporate settings.

operational risk management, Internal controls –SARBANES-OXley ACT

Banco Santander’s corporative areas, responsible for technological and operational risk management and Internal controls are subordinate to different Vice-Presidencies, with structures, procedures, methodologies, tools and specific internal models guaranteed through an appropriate managerial model permitting the identification, capture, assessment, control, monitoring, mitigation and reduction of operational risk events and losses. In addition, the management and prevention of operational and technological risks, the continuity of the business and the continuous strengthening of the internal control system, meets the requirements of the regulators, the Basel Accord (BIS II) and the Sarbanes-Oxley Act (SOX). It is also aligned with the guidelines set forth by Banco Santander Spain, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management – Integrated Framework.

The developed and adopted procedures aim for Banco Santander’s continuing presence among the select group of financial institutions as having the best operational risk management practices, thereby helping to continuously improve its reputation, solidity, sustainability and reliability in the local and international markets. The management plays an active part, aligned with the mission of the areas, recognizing, participating and sharing responsibility for: the continuous improvements of the operational and technological risk management culture and structure; improvements in the internal control environment, in order to ensure compliance with the established objectives and goals and also the security and quality of the products and services provided.

Banco Santander’s Board of Directors opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Notional Equity related to operational risk. The 2013 review of the effectiveness of internal controls in the Banco Santander companies, in accordance with section 404 of the Sarbanes-Oxley Act, was concluded in April 2014 and found no evidence of any material issues. Additional information on the management models can be found in the annual and social reports at www.santander.com.br/ri.

INTERNAL AUDIT

Internal Audit depends directly on the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit’s objective is to supervise the compliance, efficiency and effectiveness of internal control systems, as well as the reliability and quality of accounting information. Thus, all Banco Santander’s companies, business units, departments and core services are under its scope of application.

Audit Committee and the Board of Directors were informed on Internal Audit’s works during the six months of 2014, according to its annual plan.

The Audit Committee approved the internal audit work plan and activity report for 2014. In order to perform its duties and reduce coverage risks inherent to Conglomerate's activities,

RISK MANAGEMENT AND CORPORATE GOVERNANCE

the Internal Audit area has internally-developed tools updated whenever necessary.

Among these tools, it is worth mentioning the risk matrix, for it is used as a planning tool, prioritizing each unit’s risk level, based on its inherent risks, audit’s last rating, level of compliance with recommendations and size.

In addition, at least annually, the work programs are reviewed. These documents describe the audit tests to be performed, so that the requirements are enforced.

Throughout the nine months of 2014, internal control procedures and controls on information systems pertaining to units under analysis were assessed according to the work plan for 2014, taking into account their conception efficiency and performance.

ENVIRONMENTAL AND SOCIAL RISK

Social and environmental risk management for the wholesale banking customers is accomplished through a management system for customers who have credit limits or credit risk above R$1 million, which considers aspects such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which there is possibility of penalties. A specialized team, with background in Biology, Geology, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our wholesale clients. The financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition of customers and their guarantees. The analysis focuses on preserving capital and market reputation, and the dissemination of this practice is achieved by constant training of both commercial and risk areas on the application of social and environmental risk standards in the credit approval process for corporate client.

The social and environmental risk in suppliers is managed throughout the procurement process based on the 10 principles of the United Nations' Global Compact, which considers items such as human rights, working conditions, ethical, social and environmental issues. In order to participate in a bid, a company must state that respects these principles. During approval, a technical evaluation is carried out, involving social and environmental criteria. Additionally, the suppliers classified as high impact undergo further evaluation on the operational, administrative, financial, tax, legal, governance, social and environmental aspects. This phase includes a visit to check the proofs and replies obtained during the evaluation.

CORPORATE GOVERNANCE

On July 1st, the Board of Directors of the Company approved the remuneration of the members of the Special Independent Committee, responsible for advising the Board of Directors to review and prepare manifestation on the voluntary public tender offer. This Committee was created in the Board of Directors meeting held on April 30, 2014. -

On July 30, the Board of Directors of the Company approved the amendment to the Company’s Audit Committee Bylaws and elected Mr. Álvaro Antônio Cardoso de Souza to be part of the Risk Committee, as coordinator, and to be part of the Special Independent Committee, as a member.

On September 24, the Board of Directors of the Company approved the election of Mr. Antonio Pardo de Santayana Montes, previously a Director with no specific designation, to the position of Vice-President Executive Officer of the Company, as recommended by the Remuneration and Nomination Committee.

ADDITIONAL INFORMATION - BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS

BALANCE SHEET

ASSETS (R$ Million)	Sep/14	Jun/14	Mar/14	Dec/13	Sep/13

Current Assets and Long Term Assets	497,162	476,749	475,805	465,777	444,978
Cash and Cash Equivalents	5,050	5,005	5,204	5,486	5,906
Interbank Investments	56,077	32,502	31,255	47,655	44,776
Money Market Investments	50,028	21,115	18,915	32,457	32,367
Interbank Deposits	2,804	2,739	2,537	2,480	2,638
Foreign Currency Investments	3,244	8,648	9,803	12,718	9,770
Securities and Derivative Financial Instrument	102,175	103,862	96,242	78,146	71,610
Own Portfolio	41,198	37,552	29,283	35,923	38,776
Subject to Repurchase Commitments	34,438	42,383	43,987	20,962	13,578
Posted to Central Bank of Brazil	9,318	8,159	6,558	4,603	3,189
Pledged in Guarantees	10,654	9,864	10,435	9,394	9,744
Others	6,567	5,905	5,978	7,264	6,322
Interbank Accounts	33,554	45,328	42,712	35,833	38,298
Restricted Deposits:	31,705	42,641	40,218	35,787	35,605
-Central Bank of Brazil	31,536	42,473	40,048	35,619	35,437
-National Housing System	169	169	169	168	168
Others	1,849	2,686	2,494	46	2,693
Interbranch Accounts	2	-	0	1	1
Lending Operations	219,879	211,722	208,981	212,508	207,112
Lending Operations	234,573	226,363	224,012	227,482	222,071
Lending Operations Related to Assignment	10	15	20	25	31
(Allowance for Loan Losses)	(14,704)	(14,656)	(15,050)	(14,999)	(14,990)
Other Receivables	78,273	76,448	89,440	84,339	75,500
Foreign Exchange Portfolio	33,007	35,592	49,018	43,522	35,577
Tax Credits	21,060	19,686	19,377	19,960	19,287
Others	24,207	21,170	21,045	20,858	20,636
Others Assets	2,152	1,883	1,970	1,809	1,775
Permanent Assets	17,776	17,451	18,807	20,088	20,430
Investments	44	50	51	137	122
Fixed Assets	6,499	6,363	6,704	6,807	6,125
Intangibles	11,233	11,038	12,052	13,144	14,183
Goodwill	27,433	26,276	26,275	26,245	26,245
Intangible Assets	7,363	7,042	6,885	7,062	7,109
(Accumulated Amortization)	(23,564)	(22,281)	(21,108)	(20,162)	(19,171)
Total Assets	514,938	494,200	494,612	485,866	465,408

ADDITIONAL INFORMATION - BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS

LIABILITIES (R$ Million)	Sep/14	Jun/14	Mar/14	Dec/13	Sep/13

Current Liabilities and Long Term Liabilities	455,129	434,865	436,052	421,751	400,424
Deposits	135,286	134,118	133,227	134,213	130,433
Demand Deposits	14,084	14,635	14,356	15,605	14,420
Savings Deposits	36,627	35,779	35,023	33,589	31,259
Interbank Deposits	3,764	4,172	3,956	3,920	3,755
Time Deposits	80,810	79,532	79,891	81,100	80,999
Money Market Funding	101,545	89,945	86,279	78,462	77,794
Own Portfolio	76,915	76,648	75,368	61,711	54,905
Third Parties	12,138	2,300	738	8,972	12,450
Free Portfolio	12,493	10,997	10,172	7,779	10,440
Funds from Acceptance and Issuance of Securities	75,214	69,739	66,125	69,061	63,758
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	60,401	55,560	51,134	49,615	44,668
Securities Issued Abroad	13,502	12,609	13,321	18,170	17,741
Others	1,310	1,570	1,670	1,276	1,349
Interbank Accounts	1,523	2,492	2,276	64	2,428
Interbranch Accounts	1,458	1,509	1,454	2,771	1,344
Borrowings	21,853	18,131	17,627	17,975	17,460
Domestic Onlendings -Official Institutions	14,031	12,943	12,459	11,757	10,465
National Economic and Social Development Bank (BNDES)	6,748	5,992	6,105	5,848	5,223
National Equipment Financing Authority (FINAME)	6,976	6,759	6,149	5,723	5,068
Other Institutions	307	191	205	185	173
Foreign Onlendings	-	9	9	19	19
Derivative Financial Instruments	5,525	4,472	4,543	5,865	5,505
Other Payables	98,694	101,506	112,054	101,563	91,218
Foreign Exchange Portfolio	33,264	35,090	48,548	43,434	35,248
Tax and Social Security	17,051	17,214	15,740	15,282	17,006
Subordinated Debts	7,279	8,849	8,616	8,906	8,690
Debt Instruments Eligible to Compose Capital	6,198	5,618	5,724	-	-
Others	34,903	34,736	33,426	33,942	30,274
Deferred Income	341	335	315	308	298
Minority Interest	1,155	997	1,040	987	947
Equity	58,313	58,003	57,204	62,819	63,740
Total Liabilities	514,938	494,200	494,612	485,866	465,408

ADDITIONAL INFORMATION - BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS

SUMMARIZED MANAGERIAL FINANCIAL STATEMENT

MANAGERIAL FINANCIAL STATEMENT¹ (R$ Million)
	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13

NET INTEREST INCOME	6,980	6,686	7,000	7,211	7,521	7,438	7,658
Allowance for Loan Losses	(2,466)	(2,451)	(2,346)	(2,449)	(2,698)	(3,202)	(3,371)
NET INTEREST INCOME AFTER LOAN LOSSES	4,514	4,235	4,654	4,762	4,822	4,236	4,287
Fee and commission income	2,765	2,683	2,633	2,847	2,614	2,628	2,586
General Expenses	(4,303)	(4,032)	(3,974)	(4,313)	(4,101)	(3,992)	(3,891)
Personnel Expenses + Profit Sharing	(1,863)	(1,788)	(1,760)	(1,947)	(1,807)	(1,735)	(1,753)
Administrative Expenses²	(2,439)	(2,244)	(2,214)	(2,367)	(2,294)	(2,257)	(2,138)
Tax Expenses	(768)	(782)	(767)	(785)	(812)	(776)	(750)
Investments in Affiliates and Subsidiaries	0	0	(0)	(2)	17	5	0
Other Operating Income/Expenses³	(481)	(444)	(806)	(829)	(945)	(616)	(718)
OPERATING PROFIT	1,728	1,661	1,741	1,679	1,595	1,485	1,513
Non Operating Income	67	37	9	28	10	112	87
NET PROFIT BEFORE TAX	1,795	1,697	1,749	1,707	1,605	1,597	1,600
Income Tax and Social Contribution	(282)	(230)	(269)	(236)	(151)	(93)	(38)
Minority Interest	(50)	(30)	(53)	(62)	(48)	(94)	(43)
NET PROFIT	1,464	1,437	1,428	1,409	1,407	1,410	1,519

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on pages 29 and 30.
2. Administrative Expenses exclude 100% of the goodwill amortization expense.
3. Includes Net Income from Premiums, Pension Funds and Capitalization.

 Under Brazilian income tax rules, gains (losses) resulting from the exchange rate variation on foreign currency investments are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedge position was set up in order to immunize the net profit from the impact of the foreign exchange variation on the income tax and tax expenses lines.

FISCAL HEDGE (R$ Million)	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13

Net Interest Income	(1,368)	380	486	(725)	(228)	(1,703)	288
Tax Expenses	131	(57)	(68)	57	9	174	(42)
Income Tax	1,237	(323)	(419)	668	218	1,529	(247)

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

To provide a better understanding of the results in BR GAAP, this report presents the Managerial Income Statement, which includes the adjustments made to the Accounting Income Statement. Note that these adjustments, except from amortization of goodwill, have no effect on net profit. All information, indicators and comments relating to the Income Statement in this report consider the managerial results, except where indicated otherwise.

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ Million)	9M14	Reclassifications					9M14
	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Others[4]	Managerial

NET INTEREST INCOME	22,015	(502)	1,851	-	-	-	20,667
Allowance for Loan Losses	(9,114)	-	(1,851)	-	-	-	(7,263)
NET INTEREST INCOME AFTER LOAN LOSSES	12,902	(502)	-	-	-	-	13,403
Fee and commission income	8,081	-	-	-	-	-	8,081
General Expenses	(14,245)	-	-	(2,745)	809	-	(12,309)
Personnel Expenses + Profit Sharing	(4,602)	-	-	-	809	-	(5,411)
Administrative Expenses	(9,644)	-	-	(2,745)	-	-	(6,898)
Tax Expenses	(2,431)	7	-	-	-	(122)	(2,317)
Investments in Affiliates and Subsidiaries	1	-	-	-	-	-	1
Other Operating Income/Expenses	(1,731)	-	-	-	-	-	(1,731)
OPERATING INCOME	2,576	(494)	-	(2,745)	809	(122)	5,129
Non Operating Income	113	-	-	-	-	-	113
NET PROFIT BEFORE TAX	2,689	(494)	-	(2,745)	809	(122)	5,242
Income Tax	(164)	494	-	-	-	122	(781)
Profit Sharing	(809)	-	-	-	(809)	-	-
Minority Interest	(133)	-	-	-	-	-	(133)
NET PROFIT	1,583	(0)	-	(2,745)	-	-	4,328

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ Million)	9M13	Reclassifications				9M13
	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Managerial

NET INTEREST INCOME	22,603	(1,642)	1,629	-	-	22,617
Allowance for Loan Losses	(10,900)	-	(1,629)	-	-	(9,272)
NET INTEREST INCOME AFTER LOAN LOSSES	11,703	(1,642)	-	-	-	13,345
Fee and commission income	7,828	-	-	-	-	7,828
General Expenses	(14,010)	-	-	(2,728)	701	(11,984)
Personnel Expenses + Profit Sharing	(4,594)	-	-	-	701	(5,295)
Administrative Expenses	(9,417)	-	-	(2,728)	-	(6,689)
Tax Expenses	(2,197)	142	-	-	-	(2,339)
Investments in Affiliates and Subsidiaries	23	-	-	-	-	23
Other Operating Income/Expenses	(2,280)	-	-	-	-	(2,280)
OPERATING INCOME	1,066	(1,501)	-	(2,728)	701	4,593
Non Operating Income	210	-	-	-	-	210
NET PROFIT BEFORE TAX	1,275	(1,501)	-	(2,728)	701	4,803
Income Tax	1,219	1,501	-	-	-	(282)
Profit Sharing	(701)	-	-	-	(701)	-
Minority Interest	(185)	-	-	-	-	(185)
NET PROFIT	1,607	-	-	(2,728)	-	4,335

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ Million)	3Q14	Reclassifications					3Q14
	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Others[4]	Managerial

NET INTEREST INCOME	6,216	(1,368)	604	-	-	-	6,980
Allowance for Loan Losses	(3,070)	-	(604)	-	-	-	(2,466)
NET INTEREST INCOME AFTER LOAN LOSSES	3,147	(1,368)	-	-	-	-	4,514
Fee and commission income	2,765	-	-	-	-	-	2,765
General Expenses	(4,974)	-	-	(927)	256	-	(4,303)
Personnel Expenses + Profit Sharing	(1,607)	-	-	-	256	-	(1,863)
Administrative Expenses	(3,366)	-	-	(927)	-	-	(2,439)
Tax Expenses	(759)	131	-	-	-	(122)	(768)
Investments in Affiliates and Subsidiaries	0	-	-	-	-	-	0
Other Operating Income/Expenses	(481)	-	-	-	-	-	(481)
OPERATING INCOME	(302)	(1,237)	-	(927)	256	(122)	1,728
Non Operating Income	67	-	-	-	-	-	67
NET PROFIT BEFORE TAX	(234)	(1,237)	-	(927)	256	(122)	1,795
Income Tax	1,077	1,237	-	-	-	122	(282)
Profit Sharing	(256)	-	-	-	(256)	-	-
Minority Interest	(50)	-	-	-	-	-	(50)
NET PROFIT	537	-	-	(927)	-	-	1,464

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ Million)	2Q14	Reclassifications				2Q14
	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Managerial

NET INTEREST INCOME	7,657	380	591	-	-	6,686
Allowance for Loan Losses	(3,043)	-	(591)	-	-	(2,451)
NET INTEREST INCOME AFTER LOAN LOSSES	4,615	380	-	-	-	4,235
Fee and commission income	2,683	-	-	-	-	2,683
General Expenses	(4,666)	-	-	(909)	275	(4,032)
Personnel Expenses + Profit Sharing	(1,513)	-	-	-	275	(1,788)
Administrative Expenses	(3,153)	-	-	(909)	-	(2,244)
Tax Expenses	(838)	(57)	-	-	-	(782)
Investments in Affiliates and Subsidiaries	0	-	-	-	-	0
Other Operating Income/Expenses	(444)	-	-	-	-	(444)
OPERATING INCOME	1,350	323	-	(909)	275	1,661
Non Operating Income	37	-	-	-	-	37
NET PROFIT BEFORE TAX	1,386	323	-	(909)	275	1,697
Income Tax	(554)	(323)	-	-	-	(230)
Profit Sharing	(275)	-	-	-	(275)	-
Minority Interest	(30)	-	-	-	-	(30)
NET PROFIT	528	-	-	(909)	-	1,437

1. Fiscal Hedge: Under Brazilian income tax rules, gains (losses) resulting from the exchange rate variation on the foreign currency investments are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedge position was set up in order to immunize the net profit from the impact of the foreign exchange variation on the income tax and tax expenses lines.

 2. Credit Recovery: Reclassified from lending operations to allowance for loan losses.

3. Amortization of goodwill: Reversal of goodwill amortization expenses.

4. Others: Refers to the deferred tax assets registered as a result of the election made according to the Law 12,996/2014, which establishes benefits in case of payment in cash of tax and social security.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 4, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer